Exhibit 4

RECENT DEVELOPMENTS IN THE REPUBLIC OF COLOMBIA, AS OF MARCH 6, 2006

This section provides information that supplements the information about Colombia contained in Colombia’s Annual Report on Form 18-K for its fiscal year ended December 31, 2004 filed with the SEC on July 12, 2005, as it may be amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report, the information in this section replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

Republic of Colombia

According to preliminary figures, Colombia’s ratio of total nonfinancial public sector debt to gross domestic product (“GDP”) decreased from 53.7% in December 2003 to 49.8% in December 2004. As of September 2005, Colombia’s ratio of total nonfinancial public sector debt to GDP stood at 45.7%.

In March 2004, the Government presented to Congress a constitutional amendment seeking to lift the ban on presidential re-election. The re-election bill was approved by means of Legislative Act No. 02 dated December 27, 2004 (the “Legislative Act”) after it passed eight successful congressional votes (four successful congressional votes in two consecutive congressional terms). Following the filing of several complaints challenging the constitutionality of the Legislative Act, the Constitutional Court declared that the Legislative Act did not violate the Constitution.

Congress also passed the “Electoral Guarantees Law”, which regulates the manner in which a current president may act as a candidate in a re-election without having unfair advantages over his or her opponents. In November 2005, the Constitutional Court upheld the Electoral Guarantees Law as constitutional. Following the Constitutional Court’s decision, President Uribe declared his candidacy for president in the May 2006 elections.

The Government reformed the pension system effective June 20, 2005 to preserve and increase the Social Security System reserves. Under the pension reform, women who are 35 years or older as of 1993 and men who are 40 years or older as of 1993, or who had been working for more than 15 years, and who have made contributions for more than 750 weeks will maintain special pension benefits until 2014. Other eligible employees, who contributed for less than 750 weeks, will maintain their special pension benefits only until 2010. Additionally, the reform eliminates one of the 14 annual payments made to retired workers. The Government estimates that approximately 220,000 employees will not be able to retain their special pension benefits under the pension reform.

A capital markets reform bill was approved by Congress in July 2005 and became Law 964 of 2005. Law 964 seeks to modernize the regulatory framework for Colombia’s capital markets in order to, among other matters, foster growth in capital markets activity, provide a broader range of financing alternatives than has been traditionally available and promote increased access to the capital markets by Colombian and international investors.

The Law of Juridical Stability for investors was passed by Congress on July 8, 2005. This law is intended to protect investors and facilitate access to the Colombian financial markets, with the intention of increasing national and foreign investment. The goals of the law are to modernize regulation, provide liquidity to the market, and increase its transparency.

Internal Security

The Government announced that for 2005, homicides, terrorism, automobile theft and kidnapping declined by 10.7%, 15.6%, 22.0% and 44.4%, respectively, as compared to 2004. For January 2006, there was a reduction in homicides, kidnapping and automobile theft of 11.0%, 71.0% and 31.0%, respectively, while terrorism increased by 9.0%, compared to January 2005.

Five divisions of unauthorized paramilitary organizations were dismantled in November and December 2004 under a demobilization plan developed by the Government. The demobilization plan is the result of the Santa Fe de Ralito Agreement that was signed between these paramilitary organizations and the Government on July 23, 2003 and ratified on October 7, 2004, through a public announcement called the “Acto de Fe por la Paz”. In 2005, 14,061 members of paramilitary groups were reintegrated into civil society. Furthermore, since the start of the Uribe administration through December 31, 2005, 22,865 members of illegal armed groups, including paramilitary organizations, were reintegrated into civil society.

On June 22, 2005, Congress approved Law 975 of 2005, known as the Justice and Peace Law, that constitutes the legal framework for future peace talks. This law allows members of illegal groups to demobilize in an individual or collective way, and offers the potential for reduced sentencing and prison terms if the individuals confess their crimes.

Camilo Ospina, a former senior legal counsel to the Presidency of Colombia, was appointed as Defense Minister following the resignation of Jorge Alberto Uribe on July 8, 2005.

Internal security issues continue to be a leading challenge faced by Colombia. There can be no assurance that the decrease in criminal activity will continue in the future.

Economy

Gross Domestic Product

According to preliminary figures, real GDP increased by 5.1% in the first nine months of 2005, as compared to 3.9% for the same period in 2004.

Real GDP grew by approximately 5.75% from September 2004 to September 2005. The sectors of the economy that experienced the largest increases in real growth during this period were the construction sector, which grew by 16.3%, and the financial intermediation services sector, which grew by 12.1%.

The Government currently estimates that real GDP growth for 2005 was approximately 4.0%, although no assurance can be given that this projection was reached.

Employment and Labor

The following table presents monthly average rates of unemployment in urban areas for January 2003 through December 2005, according to the most recent methodology adopted by the National Administrative Department of Statistics (“DANE”).

Monthly Unemployment Rates for the 13 Largest Urban Areas(1)

	2003	2004	2005
January	18.2%	18.1%	16.1%
February	17.6	17.1	16.1
March	17.8	16.2	15.1
April	17.9	16.9	14.5
May	16.7	14.8	13.9
June	16.9	15.8	14.0
July	17.8	15.3	14.1
August	17.1	15.0	13.8
September	16.1	14.9	13.5
October	15.4	14.1	12.1
November	14.1	13.9	12.1
December	14.7	13.0	12.2

(1)	Statistics for the cities and metropolitan areas of Bogotá, Medellín, Cali, Barranquilla, Bucaramanga, Manizales, Pasto, Pereira, Cúcuta, Ibagué, Montería, Cartagena and Villavicencio.

n/a:	not available.

Source: DANE.

Foreign Trade and Balance of Payments

Balance of Payments

According to preliminary figures from Banco de la República, Colombia’s central bank, Colombia’s current account registered a deficit of U.S.$1,576 million for the first nine months of 2005, compared to a deficit of U.S.$799 million for the same period in 2004. The capital account registered a surplus of U.S.$2,862 million for the first nine months of 2005, compared to a U.S.$1,640 million surplus for the same period in 2004.

The following table presents preliminary balance of payments figures for the periods indicated:

Balance of Payments(1)

	For the Year Ended 2003(2)		For the Year Ended 2004(2)		Jan. – Sep. 2005(2)
	(in millions of U.S. dollars)
Current Account
Exports (FOB)
Oil and its Derivatives	U.S.$	3,383	U.S.$	4,180	U.S.$	4,037
Coffee		809		949		1,122
Coal		1,422		1,854		1,921
Nickel		416		628		577
Gold and emeralds(3)		665		631		434
Nontraditional(4)		6,250		8,223		7,427

Total Exports		12,946		16,464		15,519
Imports (FOB)
Consumer Goods		2,425		2,818		2,509
Intermediate Goods		5,844		7,268		6,409
Capital Goods		4,523		5,237		5,354

Total Imports (FOB)		12,792		15,324		14,272
Special Trade Operations (Net)(5)		414		227		158
Trade Balance		567		1,368		1,405
Services (Net)(6)
Inflow		1,900		2,250		1,833
Outflow		3,340		4,051		3,479

		(1,441)		(1,801)		(1,646)
Income (Net)(7)
Inflow		548		663		770
Outflow		3,994		4,847		4,954

		(3,446)		(4,183)		(4,184)

	For the Year Ended 2003(2)		For the Year Ended 2004(2)		Jan. – Sep. 2005(2)
	(in millions of U.S. dollars)
Current Account
Transfers (Net)		3,333		3,650		2,850

Total Current Account		(987)		(967)		(1,576)
Capital Account
Foreign Direct Investment (Net)(8)		863		2,910		2,832
Portfolio Investment (Net)(9)		(1,669)		(442)		1,023
Loans (Net)(10)		182		134		(1,798)
Commercial Credits (Net)		713		371		251
Leasing (Net)(10)		(337)		(76)		(16)
Other (Net)(10)		1,023		287		614
Other Long Term Financing		(30)		(51)		(46)
Special Capital Flows (Net)(11)		0		0		0
Total Capital Account		746		3,134		2,862
Errors and Omissions		57		375		380

Change in Gross International Reserves	U.S.$	(186)	U.S.$	2,543	U.S.$	1,662

Totals may differ due to rounding.

(1)	Figures for all periods calculated according to the recommendations contained in the 5th edition of the IMF’s Balance of Payments Manual.

(2)	Preliminary.

(3)	Includes gold exports made by private agents (including an estimate of contraband gold transactions).

(4)	Nontraditional exports consist of products other than oil and its derivatives, coffee, coal, nickel, gold and emeralds.

(5)	Principally goods acquired by ships in ports and foreign trade in free trade zones.

(6)	Includes non-financial services, such as transportation, travel, telecommunications, postal, construction, insurance, information, personal and government services, as well as commissions paid by the public and private sector on financial services relating to managing external debt.

(7)	Includes financial services and inflows and outflows related to payments for and costs of labor and capital. Financial service outflows include interest payments on private and public external debt and securities, dividend remittances abroad, salaries received by Colombian citizens abroad and interest earnings on assets held by Colombian residents abroad.

(8)	Foreign direct investment in Colombia less Colombian direct investment abroad (outflows). Includes long-term and short-term foreign direct investment.

(9)	Portfolio investment in Colombia less Colombian portfolio investment abroad (outflows). Includes long-term and short-term portfolio investment flows.

(10)	Includes long-term and short-term flows.

(11)	As calculated with the new balance of payments methodology, these amounts are not substantial enough to be material. Excludes portfolio investment flows.

Source: Banco de la República — Economic Studies.

Monetary System

Financial Sector

Colombia’s financial sector had a total gross loan portfolio of Ps. 66.7 trillion at November 30 , 2005, as compared to Ps. 58.9 trillion at November 30, 2004 and Ps. 58.8 trillion at December 31, 2004. Past-due loans amounted to Ps. 2.1 trillion at November 30, 2005, as compared to Ps. 2.4 trillion at November 30, 2004 and Ps. 1.9 trillion at December 31, 2004. Past due loans fell by 14.3% from November 30, 2004 to November 30, 2005. Provisions covering past-due loans increased from 125.1% at November 30, 2004 to 141.6% at November 30, 2005.

The following table shows the results of the financial sector as of, and for the period ended, November 30, 2005.

Selected Financial Sector Indicators

(in millions of pesos as of, and for the eleven-month period ended, November 30, 2005)

	Assets	Liabilities	Net Worth	Earnings/(Losses)
Private Sector Institutions	Ps.111,400,892	Ps.97,058,706	Ps.14,342,186	Ps.2,759,579
Cooperatives	601,526	462,236	139,290	18,839
State-Owned Institutions(1)	40,606,265	33,497,906	7,108,359	1,376,220

Total	Ps.152,608,683	Ps.131,018,848	Ps.21,598,835	Ps.4,154,638

Totals	may differ due to rounding.

(1)	Includes Special Financing Institutions but not Banco de la República.

Source: Financial Superintendency.

Interest Rates and Inflation

The short-term composite reference rate (depósitos a término fijo, or “DTF”) averaged 6.3% in December 2005, as compared to 7.8% in December 2004.

Consumer inflation (as measured by the change in the consumer price index, or “CPI”) for 2005 was 4.9% compared to 5.5% in 2004. The CPI for February 2006 was 4.2%, compared to 5.7% in February 2005.

Producer price inflation (as measured by the change in the producer price index, or “PPI”) for 2005 was 2.1%, as compared to 4.6% for 2004.

The following table sets forth changes in the consumer price index (CPI), the producer price index (PPI) and average 90-day deposit rates (DTF) for the periods indicated.

Inflation and Interest Rates

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2003	6.5	5.7	7.8
2004
January	6.2	5.3	8.0
February	6.3	5.0	7.9
March	6.2	4.6	7.8
April	5.5	4.1	7.8
May	5.4	5.3	7.8
June	6.1	5.9	7.9
July	6.2	5.2	7.8
August	5.9	5.2	7.8
September	6.0	5.5	7.7
October	5.9	5.8	7.7
November	5.8	5.5	7.7
December	5.5	4.6	7.8

	Consumer Price Index (CPI)(1)	Producer Price Index (PPI)(1)	Short-term reference rate (DTF)(2)
2005
January	5.4	4.4	7.7
February	5.3	4.3	7.4
March	5.0	4.9	7.3
April	5.0	4.2	7.3
May	5.0	3.0	7.2
June	4.8	2.6	7.2
July	4.9	3.0	7.1
August	4.9	2.9	7.0
September	5.0	2.6	6.8
October	5.3	2.2	6.5
November	5.1	1.8	6.4
December	4.9	2.1	6.3
2006
January	4.6	2.3	6.1
February	4.2	n.a.	n.a.

(1)	For annual periods, percentage change over the twelve months ended December 31; for monthly periods in 2004 through 2006, percentage change over the previous twelve months at the end of each month indicated

(2)	Average for each month of the short-term composite reference rate (depósitos a término fijo), as calculated by the Superintendency of Banks.

n.a. - not available

Sources: DANE and Banco de la República.

Foreign Exchange Rates and International Reserves

Exchange Rates. On December 30, 2005, the Representative Market Rate published by the Superintendency of Banks for the payment of obligations denominated in U.S. dollars was Ps. 2,284.22 = U.S.$1.00, as compared to Ps. 2,389.75 = U.S.$1.00 on December 31, 2004 and Ps. 2,778.21 = U.S.$1.00 on December 31, 2003.

International Reserves. Net international reserves increased from U.S.$ 13.5 billion at December 31, 2004 to U.S. $14.9 billion at December 31, 2005. At January 31, 2006, net international reserves were U.S. $14.7 billion. Banco de la República purchased approximately U.S.$1.4 billion in 2005 in its campaign against the appreciation of the peso.

As established by Decree No. 246 of 2004 and according to the technical criteria established by Resolution No. 137 of January 27, 2005, which refers to the administration of excess liquidity, the General Directorate of Public Credit and the National Treasury is allowed to perform, during the fiscal year 2006, among other measures, future derivative operations that consist of swaps and forwards over foreign exchange.

Also, under the regulatory framework of Resolution No. 182 of 2005, which regulates futures operations, the General Directorate of Public Credit and the National Treasury had an outstanding net bought position in forward contracts of U.S.$511 million as of February 17, 2006.

Public Sector Finances

General

The Government continues to pursue the objective of reducing the overall public debt to 44% of GDP by 2010. No assurance can be given that this goal will be achieved. For the year ended December 31, 2005, Colombia had no fiscal deficit, as compared to a consolidated fiscal deficit of approximately 1.3% of GDP in 2004. According to revised figures released in September 2005 by the National Fiscal Policy Council (CONFIS) and the Ministry of Finance, the principal public sector finance statistics for 2005 and 2006 (as contained in the proposed 2006 budget) are as follows:

Principal Public Sector Finances Statistics(1)

(% of GDP)

	Budget 2005	Actual Jan.-Jun. 2005(1)(2)	Budget 2006(3)
Nonfinancial Public Sector Balance	(2.4)%	1.0%	(2.1)%
Central Government	(6.1)	(2.3)	(6.4)
Other Public Sector Entities	3.7	3.3	4.3
Statistical Discrepancies	0.0	(0.1)	0.0
Central Bank Balance	0.1	0.0	0.2
Fogafín Balance	0.1	0.1	0.1
Financial Sector Restructuring Costs	(0.3)	(0.2)	(0.3)
Consolidated Public Sector Balance	(2.5)	(0.8)	(2.0)

Totals may differ due to rounding.

(1)	Figures calculated by CONFIS as of September 12, 2005.

(2)	Preliminary.

(3)	Budget figures as proposed to Congress in June 2005.

The following table shows the principal budget assumptions for 2005 and 2006 revised as of October 25, 2005.

Principal 2005 and 2006 Budget Assumptions Revised as of October 25, 2005(1)

	2005 Budget Assumptions	2006 Budget Assumptions
Gross Domestic Product
Nominal GDP (billion pesos)	Ps.277,290	Ps.301,210
Real GDP Growth	4.0%	4.0%
Inflation
Domestic Inflation (producer price index)(2)	5.0%	4.5%
Domestic Inflation (consumer price index)	5.0%	4.5%
World Inflation(3)	11.0%	4.5%
Real Devaluation (average)	(10.66)%	(3.01)%
Interest Rates
Prime (United States)	6.6%	7.4%
LIBOR (six month)	3.6%	4.5%
Export Prices

	2005 Budget Assumptions	2006 Budget Assumptions
Coffee (ex-dock) ($/lb.)	1.18	1.14
Oil ($/barrel) (Cuisana)	47.86	54.36
Coal ($/ton)	47.86	47.86
Ferronickel ($/lb.)	2.57	2.32
Gold ($/Troy oz.)	433.8	452.7

(1)	Figures correspond to statistics not yet released by the Ministry of Finance and Public Credit.

(2)	End of period. Calculated using a projected change in the producer price index.

(3)	Weighted average inflation for Colombia’s trading partners, expressed in U.S. dollars.

Source: Ministry of Finance.

The figures set forth above represent Colombia’s forecast with respect to the Colombian economy during 2005 and 2006. While the Government believes that these assumptions and targets were reasonable when made, some are beyond the control or significant influence of the Government, and actual outcomes will depend on future events. Accordingly, no assurance can be given that economic results will not differ materially from the figures set forth above.

Proposed Reforms

Bill to Modernize the Tax Collection Office. The Government submitted a bill to Congress in February 2005 that is designed to modernize the National Directorate of Customs and Taxes, improve the collection and administration of income taxes and customs duties through the use of better technology and reduce tax evasion. The bill is currently pending before a joint commission of the Chamber of Representatives and the Senate.

No assurance can be given that these reforms will be adopted or that they will be adopted in the form proposed by the Government.

On September 15, 2005, the Government submitted a bill to Congress that seeks to attract investors by setting the income tax rate at 15% for industrial users of goods and services located in the “Industrial Free Zone of Good and Services”. The bill was approved and became law on December 30, 2005.

IMF Program for 2005-2006

Effective May 2005, following the expiration of a two-year SDR 1.5 billion (approximately $2.3 billion) Stand-By Arrangement, the Executive Board of the IMF approved a new 18-month, SDR 405 million ($613 million) Stand-By Arrangement to support Colombia’s economic program through November 2006.

In July 2005, the IMF mission completed its first review under the new Stand-By Arrangement. At the conclusion of the review, the IMF and Colombia agreed to a lower target combined public sector deficit for 2005 of between 1.5% to 2.0% of GDP, compared with an original target of 2.5% of GDP. The lower target combined public sector deficit for 2005 takes into account the effects of higher oil export prices, increased tax revenues and reduced interest costs. For 2006, the target combined public sector deficit will remain at 2.0% of GDP, assuming a conservative export price of oil. Completion of the review made an amount equivalent to SDR 42.3 million (approximately US$ 61.0 million) immediately available to Colombia, in addition to SDR 193.5 million (approximately US$ 278.9 million) made available initially upon the program’s approval. Colombia intends to treat the new Stand-By Arrangement as precautionary and does not plan to draw on the facility.

Public Sector Debt

Public Sector Internal Debt

Total direct internal funded debt of the Central Government (with an original maturity of one year or more) is estimated at Ps. 96.6 trillion at December 31, 2005, as compared to Ps. 76.8 trillion at December 31, 2004. The following table shows the direct internal funded debt of the Central Government at December 31, 2005 by type:

Central Government: Internal Public Funded Debt – Direct Funded Debt(1)

At December 31, 2005 (in millions of pesos)
Treasury Bonds	Ps.77,906,784
Pension Bonds	6,851,485
Fogafin Bonds	2,844,640
Law 546 Bonds(2)	1,703,494
TRD	3,492,877
Peace Bonds	1,283,174
Constant Value Bonds	1,745,521
Banco Agrario	823,860
Others(3)	396
Security Bonds	4,936

Total	Ps.96,657,167

Total may differ due to rounding.

(1)	Debt with an original maturity of one year or more.

(2)	Includes Law 546 and debt reduction bonds.

(3)	Includes other assumed debt.

Source: Deputy Director of Risk - Ministry of Finance and Public Credit.

On June 17, 2005, Colombia exchanged external debt (denominated in Dollars and Euros) with maturities from 2005 to 2008 for internal debt (denominated in Pesos and the unidad de valor real constante, or UVR (an adjustment factor related to the Consumer Price Index used for long-term Peso-denominated credits in Colombia)) with maturities from 2008 through 2015. The aggregate principal amount of external debt exchanged totaled the U.S. dollar equivalent of U.S.$583.4 million, and the aggregate principal amount issued in the exchange was Ps. 1,370.3 billion.

Public Sector External Debt

The following tables show the total external funded debt of the public sector (with an original maturity of one year or more) by type and by creditor.

Public Sector External Funded Debt by Type(1)

	At December 31, 2004		At December 31, 2005
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Central Government	U.S.$	22,327	U.S.$	20,832
Public Entities(2)
Guaranteed		2,180		2,057
Non-Guaranteed		811		827

Total External Funded Debt	U.S.$	25,318	U.S.$	23,716

Total may differ due to rounding.

(1)	Preliminary figures. Debt with an original maturity of one year or more. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2004 and December 31, 2005, respectively.

(2)	Includes Banco de la República, public agencies and entities, departments and municipal governments and state-owned financial entities. Excludes debt with resident financial institutions.

Source: Debt Registry Office-Ministry of Finance.

Public Sector External Funded Debt by Creditor(1)

	At December 31, 2004		At December 31, 2005
	(in millions of U.S. dollars)		(in millions of U.S. dollars)
Multilaterals	U.S.$	10,107	U.S. $	9,311
IADB		4,999		3,712
World Bank		3,496		3,892
Others		1,612		1,707
Commercial Banks		1,631		1,313
Export Credit Institutions		544		417
Bonds		12,667		12,391
Foreign Governments		257		202
Suppliers		112		82

Total	U.S.$	25,318	U.S. $	23,716

Total may differ due to rounding.

(1)	Preliminary figures. Debt with an original maturity of one year or more. Debt in currencies other than U.S. dollars has been converted into U.S. dollars using exchange rates at December 31, 2004 and December 31, 2005, respectively. Excludes debt with resident financial institutions.

Source: Debt Registry Office-Ministry of Finance.

Early Payment of IADB Emergency Loans

In April 2005, Colombia made an early payment in the amount of U.S. $1.25 billion under its emergency loans with the Inter-American Development Bank (“IADB”). In order to make the early payment, the Central Government purchased international reserves from Banco de la República using the peso proceeds of its offerings of TES bonds completed in the local market during 2004 and 2005. Banco de la República, in turn, used the pesos it received from the Central Government in connection with such purchases of international reserves to acquire TES bonds in secondary market transactions.

Following the early payment of U.S. $1.25 billion to the IADB, Colombia began negotiations with the IADB for new loans with the amount to be determined in the negotiations. The proceeds of the new loans are expected to be used to finance public investment in infrastructure projects and social development programs. Disbursements in 2005 totaled approximately U.S. $350 million.